Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services Inc.) on Form S-8 file No. 333-225674 and Form F-3 file No. 333-233408 of our report dated May 15 2018, with respect to our audit of the consolidated financial statements of Hudson Capital Inc. for the year ended December 31, 2017, which report is included in this Annual Report on Form 20-F of Hudson Capital Inc. for the year ended December 31, 2019. We were dismissed as auditor on March 6, 2019 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal.

Marcum Bernstein & Pinchuk llp

New York, NY

June 15, 2020